800 Philadelphia Street
Indiana, PA 15701

September 19, 2013

Mr. Jeff Long
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Stewart Capital Mid Cap Fund N-CSR for 12/31/2013

Dear Mr. Long:

You noted the following two issues requiring a response as a result of your review of the above-captioned N-CSR:

1.	The ticker symbol for the fund was blank.

Response:	The ticker symbol has been updated by filing the fund’s N-SAR for 6/30/2013. I confirmed with you on 8/29/2013 that the correction is now reflected on EDGAR as requested.

2.	Director fees that were payable as of 12/31/2013 should be reported separately on the Statement of Assets and Liabilities.

Response:
No director fees payable at 12/31/2013.  The fund’s practice is to pay the directors with shares of the fund equivalent to their respective meeting fees on or shortly after the day of the meeting.  The directors’ last meeting in 2012 was on November 20, and fees were paid prior to the end of November.

Please let me know if you need any additional information. I can be reached at 724-465-4457.

Sincerely,

Timothy P. McKee
Treasurer